Exhibit 99.1

December 13, 2018

Dear Hudbay Shareholders:

Waterton Precious Metals Fund II Cayman, LP and Waterton Mining Parallel Fund Offshore Master, LP (the “Funds”), each of which are managed by Waterton Global Resource Management, Inc. (the "Investment Adviser", the Investment Adviser together with the Funds (“Waterton”)) own approximately 10% of the issued and outstanding shares of Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX:HBM) (NYSE:HBM), making us one of the Company’s largest shareholders.

In late October, Waterton requested a meeting with the Hudbay Board to discuss how the Board may be refreshed to unlock value for the Company’s shareholders. Waterton’s objective was to engage in a constructive dialogue with the Board to arrive at a mutual resolution that would provide for the level of Board change, enhanced oversight and renewed accountability and independence that we believe is required at Hudbay. In early November, we met with Chairman Alan Hibben and director Sarah Kavanagh to discuss a potential framework for the changes that are both necessary and appropriate for the Hudbay Board. Key aspects of this meeting are as follows:

•	At the beginning of the meeting, we made it clear to Mr. Hibben and Ms. Kavanagh that, prior to sharing the identities of our potential director nominees, we strongly preferred to settle the terms and conditions of any settlement framework. Stated simply, it would have been unfair to our potential nominees and unprofessional to publicize their identities (and subject them to entirely superfluous dialogue) without knowing whether a framework for settlement was even achievable.
•	We further communicated to Mr. Hibben and Ms. Kavanagh that, once a settlement construct had been agreed, we would be more than happy to share the identities of our potential nominees so that they could be vetted in accordance with all applicable market practices, because we were confident about such nominees’ qualifications and credentials.
•	Ms. Kavanagh seemed to acknowledge the reasonability of our position as, having heard our views on nominee identity disclosure, she requested that Waterton prepare a concise term sheet outlining our proposed settlement framework for Mr. Hibben and Ms. Kavanagh to discuss with the rest of the Board. We appreciated Ms. Kavanagh’s reasonable approach.
•	In good faith, Waterton promptly prepared and provided the Board with a draft term sheet (the “Term Sheet”) for settlement. In the Term Sheet, Waterton did not request that any Waterton representatives be added to the Board of Hudbay.
•	After we provided the Term Sheet at their request, the Board engaged in what can only be described as a clear and unfortunate about-turn: the Board refused to engage in any manner with us on the Term Sheet and, instead, once again reverted to their initial position of requesting that we share the identities of our potential nominees. This was clearly in bad faith and inconsistent with the parameters under which the Term Sheet had been initially requested and issued.

Needless to say, we were naturally frustrated, but not surprised, by the Board’s arbitrary and dismissive conduct.

The Hudbay Board and management team have demonstrated a pattern of systemic bad faith and lack of engagement with shareholders. We believe that the Company’s behavior stems from a culture of toxic, value destructive, entrenchment at both the Board and C-Suite levels. Given the unfortunate and revealing about-turn after Ms. Kavanagh’s request for a Term Sheet, we further believe that Chairman Alan Hibben may be exerting a troubling level of influence over the Board during his now near decade long tenure. This concern about Mr. Hibben exerting an inappropriate and undue level of influence over the Board and management has been communicated to us by multiple long-term shareholders of Hudbay who have seen the value of their investment eroded.

Following these latest events, we reviewed the Company’s performance under its current entrenched leadership team and the results are shockingly abysmal. Hudbay’s Total Shareholders Return1 vs its peer group2 for 1 year, 3 years, 5 years, during the CEO’s tenure and during the Chairman’s tenure on the Board of Hudbay are as follows:

Total Shareholder Return

Hudbay's Total Shareholder Return Performance
Period Ending 10/04/18
	1-Year	3-Year	5-Year	CEO Tenure[3]	Chairman Tenure[4]
Peer Group Performance	1.1%	106.1%	44.2%	123.8%	146.5%
Hudbay Performance	-36.2%	17.2%	-23.4%	17.4%	13.0%
Hudbay Relative to Peer Group	-37.3%	-88.9%.	-67.6%	-106.4%	-133.5%
Source: Bloomberg

The Company’s more recent underperformance is also concerning. Hudbay currently trades at a material discount to its peer group on multiple key valuation metrics. Year to date, Hudbay's share price has declined 41.5%5. We believe the share price would have declined even more had (i) Waterton not purchased in excess of 26,000,000 million shares of the Company over the exchanges in the past five months, (ii) Waterton not publicly opposed the potentially value destructive Mantos Copper transaction, and (iii) Waterton not initiated the narrative of Board refreshment.

Last quarter, the Company finally announced above consensus earning numbers, but we find the timing of this quite interesting given that Waterton has recently publicly scrutinized its performance. This was only the third time in the past eleven quarters (since Alan Hair was appointed CEO) that the Company has not missed earnings consensus; we would further note that the Company has missed earnings consensus in 74% of quarters during the Chairman’s tenure.

1 Total Shareholder Return calculated as of close October 4, 2018, the day before Waterton’s first public comments regarding Hudbay.

2 We believe an appropriate peer group for Hudbay should only include companies that (i) have a market capitalization of greater than US$500 million, (ii) have material exposure to the Americas, (iii) have copper comprising greater than 50% of reserves, and (iv) are publicly listed on a major stock exchange, and not the peer group described in Hudbay’s public disclosure.

3 Period beginning January 1, 2016.

4 Period beginning March 25, 2009.

5 As at December 12, 2018.

The bottom line is this: the culture of Board and management entrenchment and underperformance at Hudbay must end to preserve shareholder value. We believe this culture change can only be implemented with a substantial reconstitution of the Hudbay Board and C-Suite.

As a result, we are pleased to report that Waterton is finalizing its recruitment of a majority slate of highly qualified director candidates, including a transformational potential CEO, to nominate for election at the 2019 Annual Meeting. As a technical matter, we are also hereby withdrawing our request to call a Special Meeting relating to shareholder approvals for certain transactions.

Our focus will now squarely be on the issue that a number of shareholders have communicated to us as being absolutely urgent and integral: ending the nearly decade long malaise, ineptitude and entrenchment at Hudbay so that the Company can be rebuilt and substantial value can be created for Hudbay stakeholders.

The Board changes we expect to propose to Hudbay shareholders will provide fresh perspectives and the objectivity to make difficult decisions without the burden of attachment to past practices, decisions or allegiances. With 40% of the current Hudbay Board having been in place for nearly a decade, including the Chairman of the Board, who seemingly dominates the boardroom, we question the degree of real independence on this Board. Our campaign to refresh the Hudbay Board is certainly driven by this Board’s questionable decision making and resulting value destruction; importantly, however, it is also a referendum on meaningful independence at a public company, a key tenet of good corporate governance.

We are pleased to report that, subject to the finalization of our director recruitment process, 100% of our director nominees will be, rather exceptionally, independent of Waterton. Waterton has no desire to obtain a Board seat for Waterton itself; as one of the Company’s largest shareholders, however, we do plan to be fierce and active advocates for real independence in the boardroom to ensure that our investment is adequately protected and substantial value is created for all stakeholders. At the same time, we are also continuing to carefully and prudently assess the issue of selective continuity on the Board.

We are confident that once finalized you will be presented with a team of extremely well-qualified professionals including a potential CEO candidate possessing the key characteristic that matters most to shareholders: a proven track record of creating shareholder value in this sector. Our potential director candidates are being recruited because they are uniquely positioned to address the challenges and maximize the opportunities facing the Company. We believe our nominees will possess the collective experience and strategic expertise to drive value at Hudbay and restore shareholder confidence in the Board’s ability to select an effective leadership team and to hold senior management accountable through diligent oversight.

We believe that the following are critical attributes that a refreshed Hudbay Board must possess, and expect that our ultimate nominees will be strongly positioned in these areas:

•	US Permitting expertise
•	South American operational and stakeholder experience
•	Real boardroom leadership experience
•	CEO / leadership experience
•	Mining technology experience

We expect that Hudbay will duly schedule the 2019 Annual Meeting in accordance with the early-to-mid May timeframe in which it has consistently held its annual meetings over the past five years. We further expect the Hudbay Board to refrain from any material transaction that may impact the future of the Company until the 2019 Annual Meeting and we can provide comfort to all shareholders that we will access all available remedies to ensure that the Company does not engage in any value destructive transactions before you have the ability to voice your views through your votes.

We expect to finalize our director nominees within the next few weeks and we are excited to socialize such nominees with our fellow shareholders very early in the New Year. We firmly believe that with the right senior leadership in place, an appropriate alignment of interests and a robust governance structure, there is a bright future ahead for Hudbay’s shareholders.

We look forward to engaging with you as we approach the 2019 Annual Meeting.

Sincerely,

Isser Elishis

Chief Investment Officer